                        EXHIBIT 12(b)

             CHASE PREFERRED CAPITAL CORPORATION
      Computation of ratio of earnings to fixed charges
          and preferred stock dividend requirements
                          (Unaudited)

                     For the Six Months Ended June 30, 1997
                             (in thousands, except ratio):


Net income                               $40,479

Fixed charges:
  Advisory fees                              125

Total fixed charges                          125

Earnings before fixed charges            $40,604

Fixed charges, as above                  $   125

Preferred stock dividend                  22,275
   requirements
Fixed charges including preferred        $22,400
 stock dividends
Ratio of earnings to fixed charges and
  preferred stock dividend requirements    1.81
                                         =======



